HSBC Vantage5 Index
Fact Card Q1 2023

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-253385
May 3, 2023

The **HSBC Vantage5 Index** is designed to track a strategic combination of ETFs on US and Emerging Market Equities, Bonds, Real Assets, Inflation and Cash to deliver diversified market growth potential in a low volatility index. The Index aims to achieve above average returns while guarding against a degree of losses during market downturns.

Vantage5 Performance as of 3/31/2023

1 Year Return	-5.54%
3 Year Return	4.68%
5 Year Return	0.62%
Annualized Volatility	7.58%

*Source: Bloomberg and HSBC from Aug '11 to Mar '23
See "Use of simulated returns", "Risks relating to the index" and "Important information" **Note**: All levels provided in the table prior to March 15, 2017 are simulated and must be considered illustrative only.

Strategy in brief

›› **Performance momentum** - The HSBC Vantage5 Index uses a rules-based methodology to capture performance and maximize risk-adjusted returns. Each month, the Index composition is made up of a portfolio of investment constituents based on both 3 month and 6 month historical returns to capture both long and short term market momentum. The Index also incorporates an index maintenance fee of 0.85% per annum, subtracted daily.

›› **Target 5%** - The Index methodology determines allocations from a basket of 13 ETFs and Cash to achieve a volatility target of 5%. The Index limits exposure to predefined levels on both the ETFs and the Asset Classes to avoid an over concentration in any single asset.

Strategy in brief



Legend:
- HSBC Vantage5® (HSIEV5UE)
- GS Momentum Builder® (GSMBMA5)
- JPM Efficiente Plus DS 5 (EFPLUS5D)

+34%
+29%
+13%

›› **Equity universe** - The HSBC Vantage5 Index utilizes equity ETF underlyings such as PowerShares QQQ and PowerShares S&P 500 Low Volatility Portfolio (SPLV) to potentially enhance equity returns.

›› **Higher equity allocation** - The HSBC Vantage5 Index provides a greater maximum allocation to developed and emerging market equities (up to 80%) compared to some other target volatility strategies. This may increase the potential for equity out-performance.

›› **No intra-month volatility cap** - The HSBC Vantage5 Index does not impose an intra-month cap on volatility which enables the Index to remain fully invested in the selected portfolio of ETFs for the duration of the month.

Data from Jan '13 to Mar '23 Source: Bloomberg and HSBC See "Risks relating to the index" and "Important information" **Note:** All levels provided in the graph prior to March 15, 2017 are simulated and must be considered illustrative only.

Yearly Average Monthly Allocation – Simulated & Historical



Legend: Developed Equities, Developed Bonds, Emerging Markets, Real Assets, Inflation, Cash

Data from Jan '12 thru Mar '23 Source: Bloomberg and HSBC See "Risks relating to the index" and "Important information"

Index constituents

Asset Class	ETF Name	Ticker	ETF Cap	Asset Cap
Developed Equities	SPDR S&P 500® ETF iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ iShares® MSCI EAFE Index ETF	SPY IWM SPLV QQQ EFA	40% 20% 20% 20% 20%	60%
Developed Bonds	iShares® 20+ Year Treasury Bond ETF iShares® iBoxx Investment Grade Corporate Bond ETF PowerShares S&P 500 Low Volatility Portfolio iShares® iBoxx High Yield Corporate Bond ETF	TLT LQD SPLV HYG	40% 40% 20% 15%	60%
Emerging Markets	iShares® MSCI Emerging Markets ETF iShares® JP Morgan Emerging Markets Bond ETF	EEM EMB	20% 10%	30%
Real Assets	iShares® US Real Estate ETF SPDR® Gold Shares	IYR GLD	20% 20%	30%
Inflation	iShares® TIPS Bond ETF	TIP	5%	5%
Cash	Daily SOFR + a spread adjustment of 0.26161%		50%[1]	50%

1 This cap can increase in increments of 10% (subject to a maximum weight of 100%) as described further in the offering document.